

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

James K. Price, Chief Executive Officer and Director
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, Georgia 30305

> **Re:** **ExamWorks Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2010**
> **File No. 333-168831**

Dear Mr. Price:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed August 13, 2010

General

1. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please understand that the effect of the price and the amount of securities being offered, both by the company and by selling shareholders, on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

2. Prior to effectiveness of the company's registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

3. Prior to effectiveness, please have an NYSE representative call the staff to confirm that your securities have been approved for listing.

4.   We note that you have not filed several agreements, including a form of underwriting agreement, amended and restated certificate of incorporation and bylaws, and your legality opinion. Please note that we frequently comment on these documents and allow for sufficient time for us to do so.

Forepart of the Registration Statement and Outside Front Cover Page of Prospectus

5.   Please provide the information called for by Item 501(b)(8). In particular, we draw your attention to subpart (i) of that Item.

Risk Factors, page 9

6.   We note that you state that "the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently know to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations." Your risk factor section should not address unknown risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

7.   Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings "We have a limited operating history", "We may not be successful in implementing our growth strategy and acquiring companies that complement our business", "We may not be able to secure additional financing on acceptable terms or at all" and "We may not be able to maintain or expand our accreditation" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

Because we do not currently intend to pay cash dividends…, page 18

8.   Please revise to indicate that your existing credit facility prohibits the payment of cash dividends. Also indicate that future financing agreements may prohibit the payment of dividends.

Use of Proceeds, page 21

9.   Revise to indicate the dollar amount allocated to repay outstanding amounts under your credit facility, fund your acquisition program, working capital, corporate expenditures, and other general corporate purposes.

Dilution, page 24

10.   Please revise to disclose what effect of the underwriters exercising their over-allotment option in full will have on existing and new shareholders.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 – Pro Forma Adjustments, page 32

11.   We note that you recorded a pro forma adjustment to eliminate certain salaries and related personal expenses attributable to previous owners of the acquired businesses that are considered to be nonrecurring. It appears that these expenses are included in the underlying historical financial statements and are not related to the transaction. Please provide a detailed explanation supporting this presentation under Article 11 of Regulation S-X or revise your pro forma financial statements accordingly.

Selected Financial Data, page 35

12.   Please revise to provide to provide pro forma per share data for the period ended June 30, 2010 giving effect to the automatic conversion of the preferred stock issued in March 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Our Industry, page 37

13.   Please provide your basis for the statements made in this section. For example, we note your statement that the company estimates that "approximately 15 to 20% of all workers' compensation, automotive, personal injury and disability insurance claims" in the US market are potentially subject to IME services.

Acquisitions, page 38

14.   We note your disclosure on pages 38 and 59. Please expand your discussion regarding implementation of the company's "focused initiatives" in your business section. For example, please address what the company plans to do to improve management systems and infrastructure and how it plans to implement its "focused initiatives".

Results of Operations, page 39

15.   We note the disclosure on page 42 that you terminated your relationship with your previous senior credit facility. Please describe the circumstances under which the relationship was terminated.

Business, page 55

16.   We note your statement on page 55 that the company "is a leading provider of independent medical examinations…peer and bill reviews, and related services." Please provide the basis for your statement and either revise or advise. In addition, define "related services."

17.   We note your statement on page 55 that the primary determinants of "the speed and quality with which IME services are performed" are the qualifications, experience and availability of physicians and other medical providers" and further note your disclosure on page 62. Please expand to discuss in greater detail what the qualifications, experience and availability of physicians and other medical providers are and how the company locates such individuals. Furthermore, define "other medical providers."

18.   Please provide the basis for your statement on page 56 that most of the IME companies in the U.S. "provide IME services to only one line of business and only at a local level."

19.   We note that the company commenced operations in July 2008. We also note your consistent reference to long-standing clients and industry and local relationships. In this regard, we direct your attention to pages 1-3, 55, and 57. Please clarify your disclosure and reconcile these statements.

20.   We note that no disclosure has been provided regarding the amount spent on company sponsored research and development. Please advise.

21.   Please revise to provide the disclosure required by Item 101(d) of Regulation S-K. We note that you do business in both the United States and in Canada.

IME Industry Growth Drivers, page 56

22.   Please revise to explain in more detail your conclusion on page 56 that you believe "rising cost concerns within Health Canada…may increase the demand for IME services."

Our Competitive Strengths, page 57

23.   You distinguish yourself from your competitors based on certain "competitive strengths" identified on pages 57-58. Please revise here and elsewhere to provide a balanced presentation of your competitive position. In this regard, it is unclear why you feel your competitors may not focus on "quality and integrity and assistance with continuing medical education programs" as well as other qualities listed in this section, such as having an experienced management team.

Medical Panel, page 60

24.   We note your continued disclosure, such as that on page 60, that your medical panel is made up of 13,500 credentialed physicians and other medical providers. Please revise to define "credentialed."

25.   Please expand your discussion with respect to IME*Centric. You may wish to discuss how this software is managed within the company and how many employees are charged with supporting this software. Furthermore, please address how far along the company is in deploying this software throughout the organization.

Clients, page 62

26.   Please disclose the name of your client who contributed 11% of total revenue for the year ended December 31, 2009.

Competitive Landscape, page 63

27.   Please expand your disclosure to discuss competition, in both countries, in terms of price, service and warranty.

28.   We note your disclosure regarding the company's position to provide numerous services versus your competitors' position to only be able to provide one service. Please address the positive and negative factors pertaining to your competitive position with respect to the factors against competitors that you have identified. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 66

29.   Please provide the duration of the intellectual property you describe in this section. See Item 101(c)(1)(iv) of Regulation S-K.

Properties and Facilities, page 66

30.   We note your disclosure regarding your corporate headquarters and corporate offices. Please expand your disclosure to address adequacy and suitability of the properties as required by Item 102 of Regulation S-K. In doing so, you may wish to discuss square footage of the properties and address such lease terms as length of term, termination, and options to renew, if any.

Management and Board of Directors, page 68
Our Executive Officers, Certain Key Employees, and Directors, page 68

31.   We note that several individuals have gaps in their employment during the last five years.
        For example, we note that Mr. Kozlowski's employment from June 2007 until July 2008
        is undisclosed, as is Mr. Bach's from sometime in 2009 until July 2010 and Mr.
        Campbell's from 2007 until July 2008. Please revise to clarify any gaps in the
        employment history. Additionally please revise the dates in this section to include
        months.

32.   With regard to your disclosure of the business experience of your executive officers and
        directors beginning on page 68 and continuing through page 71, please revise as
        appropriate to provide the principal business of any corporation or other organization
        described. See Item 401(e)(1) of Regulation S-K.

Board's Role in Risk Oversight, page 73

33.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 74

34.   We note your disclosure on page 74. Please revise to present such compensation
        disclosure in the table required by Item 402(k) of Regulation S-K.

Executive Compensation, page 75
Compensation Discussion and Analysis, page 75

35.   We note your disclosure regarding the annual cash incentives in your Compensation
        Discussion and Analysis section on page 76. Please revise to add more detail concerning
        how the company determines the amount of cash bonuses specifically addressing the
        individual and corporate qualitative performance factors that are taken into account. See
        Item 402(b)(1)(v) of Regulation S-K.

36.   We note that Mr. Kozlowski was granted stock options in 2009 in connection with a
        periodic review of his compensation. Please revise to address why the company
        determined to review his option grants and grant him 6,000 stock options.

37.   We note that the company paid Compass Partners approximately $290,000 in 2009 pursuant to the Monitoring Fee Agreement in connection with advisory and consulting services in connection with debt and equity offerings along with dispositions or acquisitions. Advise us in detail why these payments should not be reflected in the Summary Compensation Table pursuant to Item 402 of Regulation S-K. We may have further comment.

Certain Relationships and Related Party Transactions, page 87

38.   Please revise to indicate the positions held by Mr. Perlman and Mr. Price with the company.

39.   Please revise to clarify the amount of ownership of Compass Partners LLC held by Mr. Richard Perlman and Mr. James Price.

40.   We note your indicate that the company paid $290,000 to Compass Partners pursuant to the Monitoring Fee Agreement. We also note that you indicate on page 42 that costs of $1.7 million were incurred under the monitoring fee agreement. Please advise.

41.   Please file the monitoring fee agreement as an exhibit to the registration statement.

42.   Please file the agreement with RedRidge Finance Group as an exhibit to the registration statement.

43.   Revise to disclose the material terms of the consulting agreements with Dr. Decter and Dr. Robbins.

44.   Please file the consulting agreements with Dr. Decter and Dr. Robbins as exhibits to the registration statement.

45.   Please indicate the amount of interest paid to Richard Perlman and James Price on the December 2009 $3.5 million promissory notes.

46.   Please include the aggregate amount of all periodic payments in connection with the lease with Compass Partners. See Instruction 3(a) to Item 404(a) of Regulation S-K.

47.   Please revise to indicate the amount of the monthly payments commencing on January 1, 2011 after the increase in the lease agreement.

ExamWorks Group, Inc. and Subsidiaries
Consolidated Financial Statements

General

48.   We note that you were formed in 2007 and began operations in July 2008 with the acquisition of three IME businesses. Considering you had no operations and succeeded the business of these entities, tell us which one of these businesses is considered your predecessor.

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-11

49.   The disclosure in the Business section (pages 59 and 60) suggests that you provide several types of services to your customers. In addition, it appears from your disclosure that you are recognizing revenue at the time services have been performed or when the report is shipped to the customer. Please provide us with a detailed description of your revenue generating activities. Your response should provide a link between your major sources of revenue and the criteria for revenue recognition per FASB ASC 605. We may have further comments upon review of your response.

(3) Acquisitions, page F-18

50.   We note that you acquired twenty four IME businesses from 2008 – 2010 (i.e. from July 7, 2007 through the date of this filing). We note further that you provided audited financial statements for nine of these acquired businesses. Please tell us how you considered the guidance per Article 3-05 of Regulation S-X and SAB Topic 1.J. in determining which acquiree financial statements are required to be presented in your registration statement (i.e. the entities for which audited financial statements are provided and the periods presented). In addition, please provide us with your significance test calculations performed pursuant to the relevant guidance.

51.   Please provide qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition or other factors as required by ASC 805-30-50-1(a).

(7) Stockholders' Equity, page F-28

52.   It appears from your disclosure here and in Section 2.1(a) of the Investor's Rights
        Agreement filed as Exhibit 10.6 that you are required to file a registration statement and
        have it declared effective within a certain time frame or you are required to pay
        liquidated damages. Please revise to provide <u>complete</u> disclosures required by FASB
        ASC 825-20-50.

Exhibits

53.   We note that exhibits 10.1.1 through 10.1.10, 10.1.14 through 10.1.16, 10.3.3, and 10.4
        do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit
        itself. Please file each exhibit in its entirety as required by Item 601(b)(10) of Regulation
        S-K or advise.

54.   We note your consistent reference to lock-up agreements. Please confirm that all
        material agreements have been filed pursuant to Item 601(b)(10) of Regulation S-K or
        advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3737 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Reinaldo Pascual, Esq.
        FAX: (404) 685-5227

        Christian O. Nagler, Esq.
        FAX: (212) 446-4900